Ard 4-5-2004

SECU 04018108 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 WORCESTER STREET
(No. and Street)

WELLESLEY (City) MA (State) 02481-3609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY PINCH 781-239-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID J. CLEARY, CPA, MST
(Name – *if individual, state last, first, middle name*)

TWO CABOT PLACE (Address) STOUGHTON (City) MA (State) 02072 (Zip Code)

MAR 30 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 09 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY PINCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. & WADE ASSET MANAGEMENT COMPANY, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CLERK/PRINCIPAL
Title

Carol W. Cassoli
Notary Public

CAROL W. CASSOLI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 24, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. W. & WADE
ASSET MANAGEMENT COMPANY, INC.

AUDITED FINANCIAL STATEMENT
AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

I have audited the accompanying statement of financial condition of G.W. & Wade Asset Management Company, Inc. as of December 31, 2003 and 2002 and the related statements of income, stockholders, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. & Wade Asset Management Company, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the December 31, 2003 and 2002 basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David J Cleary

February 20, 2004

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 310,878	$ 119,824
Receivable from clearing broker	227,612	155,482
Commissions receivable	264,857	201,396
Investment in United States Treasury Bill:		
due March 2004	99,849	--
due August 2003	--	101,594
TOTAL ASSETS	$ 903,196	$ 578,296

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
NOTE PAYABLE (note 7)	$ 6,446	$ --
STOCKHOLDERS' EQUITY (note 3):		
Common stock, $1 par value, authorized 200,000 shares; issued 25,000 shares	25,000	25,000
Retained earnings	878,196	553,296
Total capital & retained earnings	903,196	578,296
Less: Treasury stock, 6,446 at cost	(6,446)	--
Total Stockholders Equity	896,750	578,296
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 903,196	$ 578,296

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE - COMMISSIONS (note 4)	$4,080,327	$4,312,194
EXPENSES:		
Commissions and clearing expenses	314,477	309,972
Broker dealer and agent expenses	28,637	22,479
Administrative fee-affiliate (note 4)	454,000	240,000
Loss due to error transactions (note 5)	34,140	9,301
Professional fees	5,500	5,500
Customer statements expense	--	17,621
Computer usage	51,040	39,467
Software maintenance	14,897	13,008
Insurance bonding	2,973	2,961
Other operating expenses	112,319	91,603
Total expenses	1,017,983	751,912
OTHER INCOME:		
Interest Income	33,413	23,223
Dividend income	2,717	4,487
Total other income	36,130	27,710
NET INCOME	$3,098,474	$3,587,992

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENTS OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2003 AND 2002

	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 2001	$ 25,000	$ 964,835	--	$ 989,835
NET INCOME	--	3,587,992	--	3,587,992
DISTRIBUTIONS TO SHAREHOLDERS	--	(3,999,531)	--	(3,999,531)
BALANCE AT DECEMBER 31, 2002	$ 25,000	$ 553,296	$ --	$ 578,296
NET INCOME	--	3,098,474	--	3,098,474
PURCHASE OF TREASURY STOCK			(6,446)	(6,446)
DISTRIBUTIONS TO SHAREHOLDERS	--	(2,773,574)	--	(2,773,574)
BALANCE AT DECEMBER 31, 2003	$ 25,000	$ 878,196	$ (6,446)	$ 896,750

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$3,098,474	$3,587,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Discount accreted on US Treasury Bill	1,283	(708)
(Increase)in receivable from clearing broker	(72,130)	(3,727)
(Increase)Decrease in commission receivable	(63,461)	85,825
Net Cash Provided by Operating Activities	2,964,166	3,669,382
CASH FLOWS FROM INVESTING ACTIVITIES:		
Maturity of United States Treasury Bills	100,000	100,000
Purchase of United States Treasury Bills	(99,538)	(101,163)
Net Cash Provided by Investing Activities	462	(1,163)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short term debt	6,446	--
Purchase of Treasury Stock	(6,446)	--
Distributions to stockholders	(2,773,574)	(3,999,531)
Net Cash Used by Financing Activities	(2,773,574)	(3,999,531)
NET INCREASE(DECREASE) IN CASH	191,054	(331,312)
CASH - BEGINNING OF YEAR	119,824	559,892
CASH - END OF YEAR	$ 310,878	$ 119,824
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ --	$ --

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 - NATURE OF BUSINESS

G.W. & Wade Asset Management Company, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Company utilizes a clearing/ carrying broker to execute brokerage transactions and perform custodial functions relating to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions - The Company recognizes revenue and expenses relating to securities transactions on a settlement date basis.

Income Taxes - The Company is taxed under provisions of Subchapter S of the Internal Revenue Code, whereby the Company's taxable income or loss is recognized by the individual stockholders. Therefore no tax provision is made for the Company's current year earnings.

Cash - Cash represents cash in checking and money market accounts.

NOTE 3 - NET CAPITAL

G.W. & Wade Asset Management Company, Inc., as a registered broker/dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934.

NOTE 3 - NET CAPITAL-Continued

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. The Company had a net capital requirement of $386,349 for December 31, 2003 and $5,000 for 2002, whereas its actual net capital was $481,584 for 2003 and $269,096 for 2002. The rule also provides that an aggregate indebtedness to net capital ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 12 to 1 and 0 to 1 as of December 31, 2003 and 2002 respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company acts as a broker in security transactions for an affiliate and sells investments brokered by its affiliate. All commission revenue is derived from transactions initiated by the affiliated company.

All accounting, clerical and other management services are shared with and paid by the affiliated company. During 2003 and 2002, the Company paid the affiliated company administrative fees for these services amounting to $454,000 for 2003 and $240,000 for 2002.

NOTE 5 - LOSS DUE TO ERROR TRANSACTIONS

Error transaction losses result from the change in a securities market value from the date the Company enters into a transaction to the ultimate execution date of a transaction, or from the cancellation of a transaction.

NOTE 6 - AGREEMENT FOR PURCHASE AND SALE OF STOCK

Effective January 1, 2000 the stockholders of the Company entered into an agreement whereby three employees each purchased 750 shares of the issued and outstanding common stock owned by the other stockholders. The Company and its affiliate have guaranteed the payment of bank loans which the purchasers took in order to finance the purchase of the stock. The balance outstanding at December 31, 2003 was approximately $33,116 and $212,500 for 2002.

NOTE 7 - NOTE PAYABLE

The debt is payable to a former shareholder of the Company for the redemption of stock. The note will be paid in 2004.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is co-maker of a loan to a former shareholder of a related party, G.W. & Wade, Inc. in the amount of $5,755,384. The loan was used for redemption of stock owned by the former shareholder and bears interest at 5%, payable quarterly with final payment due 2007.

SUPPLEMENTARY INFORMATION

SCHEDULE I

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002

	2003	2002
Net worth:		
Common Stock	$ 25,000	$ 25,000
Retained earnings	878,196	553,296
Treasury stock	(6,446)	--
Total Net Worth	896,750	578,296
Deduct non-allowable asset:		
Commissions receivable under Rule 12b-1	(409,972)	(307,039)
Net Capital before haircuts on securities positions	486,778	271,257
Haircuts on securities-money market accts.	(5,194)	(2,161)
Net Capital	481,584	269,096
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Note Payable	$ 6,446	--
Items not included in statement of Financial condition:		
Co-maker of Note Payable	$5,755,384	--
Loan Guarantee	33,116	--
Total Aggregate Indebtedness	$5,794,946	--
Net Capital	481,584	269,096
Minimum net capital requirements to be maintained (Note 3)	(386,349)	(5,000)
Net Capital in Excess of Requirements	$ 95,235	$ 264,096
Ratio of aggregate indebtedness to Net Capital	12 to 1	0 to 1

The independent auditor's report should be
read with this supplementary schedule

SCHEDULE II

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO UNAUDITED FOCUS REPORT PART IIA

DECEMBER 31, 2003 AND 2002

	2003	2002
Aggregate indebtedness (A.I.) per Unaudited revised FOCUS Report	$5,794,946	$ --
Aggregate indebtedness per audit report	$5,794,946	$ --
Net worth per unaudited revised FOCUS Report	$ 896,750	$ 578,296
Net worth per audit report	896,750	578,296
Commissions receivable under Rule 12b-1	(409,972)	(307,039)
Haircuts on securities	(5,194)	(2,161)
Net capital per above	$ 481,584	$ 269,096

The independent auditor's report should be read with this supplementary schedule

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

I have audited the financial statements of G.W. & Wade Asset Management Co., Inc. for the year ended December 31, 2003 and have issued a report thereon dated February 20, 2004. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination counts, verifications, comparisons, and the recording of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment of securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of the audit would be disclosed. The purpose of my study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of G.W. & Wade Asset Management Co., Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system or the practices and procedures described in the first paragraph. Accordingly, I do not express and opinion on the system of internal accounting control of G.W. & Wade Asset Management Company, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness. In addition, no facts came to my attention that would indicate that conditions of the exemption from Rule 15c3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

David J Cleary

February 20, 2004